Filed by Kinder Morgan Energy Partners, L.P.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Copano Energy, L.L.C.
Commission File No.: 001‑32329

Commission File No. for Registration Statement
on Form S-4: 333-186623

On April 17, 2013, Kinder Morgan Energy Partners, L.P. (“KMP”) issued a press release regarding its financial results for the quarter ended March 31, 2013. The press release was furnished as Exhibit 99.1 to the Current Report on Form 8-K filed by KMP on April 17, 2013 and includes the following disclosures regarding KMP’s pending acquisition of Copano Energy, L.L.C. (“Copano”):

Chairman and CEO Richard D. Kinder said, “KMP had a strong first quarter as our stable and diversified assets continued to grow and produce incremental cash flow. Our five business segments produced approximately $1.276 billion in segment earnings before DD&A and certain items, a 24 percent increase over the first quarter of 2012. KMP also produced cash in excess of our first quarter distribution of approximately $62 million. Growth was spearheaded by contributions from the drop downs of Tennessee Gas Pipeline (TGP) and El Paso Natural Gas (EPNG), record export coal volumes in our Terminals business, strong oil and record NGL production at SACROC in our CO2 segment, and good results in our Products Pipelines business. Looking forward, we see exceptional growth opportunities across all of our business segments, as there is a need to build additional midstream infrastructure to move or store oil, gas and liquids from the prolific shale plays in the United States and the oilsands in Alberta, along with increasing demand for export coal and CO2. We currently have identified more than $11 billion in expansion and joint venture investments at KMP and we are pursuing customer commitments for many more projects. Additionally, we expect to close the Copano acquisition in early May, and we look forward to adding Copano’s strategic gathering and processing assets and talented employees to the KMP team.”

Other News

Natural Gas Pipelines

•
On Jan. 29, KMP and Copano entered into a definitive agreement whereby KMP will acquire all of Copano’s outstanding units for a total purchase price of approximately $5 billion, including the assumption of debt. The transaction, which is expected to close in early May of 2013, is subject to a vote of the Copano unitholders and customary closing conditions. Copano is a midstream natural gas company with operations primarily in Texas, Oklahoma and Wyoming, and provides comprehensive services to natural gas producers, including gathering, processing, treating and fractionation. Copano owns an interest in or operates about 6,900 miles of pipelines with 2.7 billion cubic feet per day (Bcf/d) of natural gas throughput capacity, and nine processing plants with more than 1 Bcf/d of processing capacity and 315 million cubic feet per day (MMcf/d) of treating capacity.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

KMP has filed with the SEC a Registration Statement on Form S‑4 that includes a definitive prospectus of KMP and a definitive proxy statement of Copano. The Registration Statement was declared effective by the SEC on March 29, 2013 and Copano mailed the definitive proxy statement/prospectus to its unitholders on or about March 29, 2013. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMP OR COPANO BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain free copies of the Registration Statement and the definitive proxy statement/prospectus and other documents filed with the SEC by KMP and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of KMP or Copano at the following:

	KMP	Copano
Address:	1001 Louisiana Street, Suite 1000	1200 Smith Street, Suite 2300
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 621-9547
E-mail:	kmp_ir@kindermorgan.com	ir@copano.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMP and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. Information regarding the directors and executive officers of KMP’s general partner and Kinder Morgan Management, LLC, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding Copano’s directors and executive officers is contained in Copano’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 5, 2012, which have been filed with the SEC. A more complete description is available in the definitive Registration Statement and the definitive proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMP and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about KMP or Copano management’s future expectations, beliefs, goals, plans or prospects constitute forward‑looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward‑looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward‑looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of KMP to successfully integrate Copano’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMP’s and Copano’s Annual Reports on Form 10-K for the year ended December 31, 2012. KMP and Copano disclaim any intention or obligation to update any forward‑looking statements as a result of developments occurring after the date of this document.